

September 5, 2013

Via Email
Richard A. Sneider
Chief Financial Officer
Kopin Corporation
125 North Drive
Westboro, MA 01581-3335

  Re: Kopin Corporation
    Form 10-K for the Fiscal Year Ended December 29, 2012
    Filed March 18, 2013
    File No. 001-19882

Dear Mr. Sneider:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Note 1. Summary of Significant Accounting Policies, page 47

– Immaterial Restatement with Reclassification of Discontinued Operations, page 51

1. We note your disclosure that in the second quarter of 2012, you identified an error in the calculation of intercompany profit elimination in inventory for prior periods, including the years ended December 31, 2011 and December 25, 2010. We note the effect of the error correction on your loss from operations for the year ended December 31, 2011 was $831, or 108% of your previously reported loss from operations. Please address the following:

- Tell us how you discovered the error.
- Describe to us in greater detail the nature of the error in the calculation of intercompany profit elimination.

- Please provide us with your analysis of the materiality of the error. Discuss why you concluded that amendment to the December 31, 2011 Form 10-K was not necessary.
- We do not see where you have provided clear disclosure on the face of the balance sheet or the statements of operations that the prior year amounts have been restated. Please explain why you concluded such disclosure was not necessary.
- Please have your auditor address how it considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in the audit report was not required.

Note 15. Segments and Geographical Information, page 68

2. We note your disclosure of revenues by geographical area, including "Asia-Pacific, Europe and Americas." Please explain to us how your disclosure complies with FASB ASC 280-10-50-41a, which requires separate disclosure of revenues attributed to your country of domicile. Alternatively, revise future filings to comply.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief